Exhibit 5

U.S. Bank Trust Company, National Association

Statement of Financial Condition

as of 03/31/2023

($000’s)

03/31/2023
Assets
Cash and Balances Due From Depository Institutions	$839,082
Securities	4,425
Federal Funds	0
Loans & Lease Financing Receivables	0
Fixed Assets	1,939
Intangible Assets	580,455
Other Assets	126,317

Total Assets	$1,552,218
Liabilities
Deposits	$0
Fed Funds	0
Treasury Demand Notes	0
Trading Liabilities	0
Other Borrowed Money	0
Acceptances	0
Subordinated Notes and Debentures	0
Other Liabilities	95,562

Total Liabilities	$95,562
Equity
Common and Preferred Stock	200
Surplus	1,171,635
Undivided Profits	284,821
Minority Interest in Subsidiaries	0

Total Equity Capital	$1,456,656
Total Liabilities and Equity Capital	$1,552,218